Exhibit 99.1
Scorpio Tankers Inc. Announces Underwriters Exercise Option to Purchase Additional Shares

MONACO--(Marketwire - May 3, 2010) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that the underwriters in the Company's initial public offering completed on April 6, 2010, have partially exercised their over-allotment option and will purchase 450,000 additional common shares at the offering price of $13.00 per share, resulting in additional net proceeds to the Company of $5.4 million, after deducting underwriters' discounts.

Following the issuance of the additional 450,000 common shares the Company will have 18,539,147 common shares outstanding.

Morgan Stanley & Co. Incorporated and Dahlman Rose & Company, LLC acted as joint book-running managers and representatives of the underwriters, who included Fearnley Fonds ASA, Nordea Bank Norge ASA, DnB NOR Markets, Inc. and Fortis Bank (Nederland) N.V. Copies of the final written prospectus may be obtained from Morgan Stanley & Co. Incorporated at 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com, or from Dahlman Rose & Company, LLC at 142 West 57th Street, 18th Floor, New York, NY 10019 or by calling (212) 702-4521 or by e-mailing prospectus@dahlmanrose.com.

A registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission on March 30, 2010. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any State or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State or jurisdiction.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a newly formed provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns three double hull Panamax tankers, with an average age of 6.8 years, and has signed agreements to acquire four double hull Handymax tankers (built between 2003 and 2007) that are expected to be delivered to the Company between May and September 2010.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the offering and are based on management's current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the tanker market; (iii) the ability of the Company to purchase additional vessels; and (iv) other factors listed from time to time under "Risk Factors" and other sections of our public filings with the SEC including, without limitation, Scorpio Tankers' registration statement on Form F-1.

Scorpio Tankers Inc.
212-542-1616